UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number 1-32895

Penn West Energy Trust

(Translation of registrant’s name into English)

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of Penn West Energy Trust (File No. 333-145296) and as an exhibit to the registration statement on Form F-10 of Penn West Energy Trust (File No. 333-151324).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 14, 2010.

PENN WEST ENERGY TRUST By its administrator, Penn West Petroleum Ltd.

By:	(signed) “Todd Takeyasu”
Name: Title:	Todd Takeyasu Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of 2010 Annual General Meeting and Management Proxy Circular

99.2	Instrument of Proxy

99.3	Confirmation of Mailing